February 11, 2009
VIA EDGAR AND HAND DELIVERY
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Re:	Hayes Lemmerz International, Inc. Form 10-K for the fiscal year ended January 31, 2008, Filed April 10, 2008 SEC File No. 0-50303
Dear Ms. Cvrkel:
     This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. Curtis J. Clawson, dated October 2, 2008, with respect to the above-referenced filing.
     For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of October 2, 2008.
Form 10-K for the fiscal year ended January 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 36
1.	Q: Reference is made to the section on critical accounting estimates. It appears that the items included are a mere repetition of your “Basis of Presentation and Summary of Significant Accounting Policies” section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. For example, as goodwill and asset impairments are both critical to the company, materially different results could occur under different conditions or assumptions, especially in light of the industry outlook of your largest customers. Further, you indicate on page 20 under the risk factor,” We depend on a small number of significant customers “that you derived approximately 31% of your fiscal 2007 sales from direct sales to Ford and General motors and their subsidiaries globally and 57%

Ms. Linda Cvrkel
February 11, 2009

of your fiscal 2007 sales from sales to these OEMs in the United States. We also note your disclosure that your five largest customers (Ford, General Motors, Renault/Nissan, Daimler and Toyota) and their subsidiaries accounted for approximately 56% of your global sales in fiscal 2007. In this regard, given the negative outlook of the domestic automobile industry, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections. We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the declining market share of your significant customers in North America and have resulted in reduced demand for their vehicles in the market, changes in their production levels, pricing, etc. Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected in increase/decrease in order for projected cash flows to materialize; (b) the reasons for theses expected increases/decreases; and (c) any other matters or assumptions which were relevant to your analysis of potential impairments. Please provide us with your revised disclosures in your next response to us.
A:	The disclosure as of 1/31/08 would have been as follows:

Impairment testing requires the use of numerous assumptions for future sales, profitability, and cash flows. Forecasts for future periods involve projections for factors including growth by region, pricing, product mix, foreign exchange rate levels, raw material prices, and manufacturing efficiencies. These forecasts are developed using internal and external sources, and are reviewed by management for reasonableness. Due to divestitures of non-core businesses, all intangible assets and the vast majority of fixed assets are contained within the Global Wheels segment.

For Global Wheel sales projections used in impairment testing, a compound annual growth rate of 2.5% was used. This reflected relatively strong expected demand in leading-cost, high growth areas of operations offset by lower levels of growth in Western Europe and the United States. Over the forecast period, gross profit showed a compound annual growth rate of 4.5%. The increased profitability will be driven by improved cost structure due to capacity rationalizations undertaken over the past few years, primarily in North America and Western Europe, and investments in leading-cost regions. Cash flows for Global Wheels are anticipated to be relatively flat over the period as capital requirements for expansions diminish and working capital to support the slightly higher sales volumes is expected to be offset by operating efficiencies. Net income improvement over the period will be driven by the aforementioned gross profit increases, significantly lower restructuring requirements, and lower interest expense due to the debt restructuring and stock rights offering completed in the first part of fiscal 2007.

Because we have high fixed production costs, relatively small declines in our customers’ production could significantly impact our profitability and cash flows. Due to prior and ongoing capacity rationalizations and divestitures, we have substantially reduced our reliance on the North American market, and do not anticipate significant valuation issues resulting from declining market share of our largest North American customers. Sustained reductions in global customer demand, however, would necessitate review of our expectations for potential impacts on asset values.

Ms. Linda Cvrkel
February 11, 2009

Because the projections for future periods involve significant numbers of interrelated factors, including estimated production by region, foreign currency exchange rates, and raw material prices, the Company believes it would be impracticable to calculate sensitivities to changes in individual variables.

Due to the close proximity to our fiscal year end, we would request to not revise fiscal 2007 year end financial statements and notes, and include these types of expanded disclosures in our future filings.
Consolidated Statements of Operations, page 44
2.	Q: Please tell us and revise your MD&A section in future filings to describe the type of income/expense amounts included in Other income, net on the face of your statements of operations. We note from your disclosure on page 25 that other income, net decrease over prior year due to the loss on sale of your Wabash, Indiana facility of $11 million recorded during fiscal 2007; however it is unclear what other income/expenses items are being netted against other income, net of $1.5 and $13.8 million as of January 31, 2008 and 2007 respectively.

A: The items in Other income, excluding the loss on the sale of the Wabash, Indiana facility, include license and royalty income, gains or losses on tooling sales, realized exchange gains or losses, export incentives and other miscellaneous items that are not considered part of cost of goods sold. None of these items individually or in the aggregate are considered material. In future filings, we will include a description of the types of income/expense items that are included in the Other income amount within the MD&A section.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 48
Product Warranties, page 50
3.	Q: Please revise your notes to the consolidated financial statements in future filings to include the disclosures required by paragraph 14b of FIN No. 45.

A: Due to the structural nature and design characteristics of our products, our warranty reserves and expenses are not material, usually only $0.1 M in expense and reserves balances for each period presented. As a result, we did not disclose the tabular roll-forward in the footnotes to the financial statements. We will disclose the required table in future filings.
Note 18. Segment Information, page 80
Customer Concentrations, page 83
4.	Q: We note from your disclosure on page 83 that during 2007 approximately 30.5% of your revenues were from two automobile manufacturers and their affiliates. Please tell us whether revenues from any other individual customer amounted 10% or more of total revenues. If so, please revise future filings to disclose the total amount of revenues from each such customer in accordance with paragraph 39 of SFAS No. 131. Also please revise you footnote in future filings to disclose accounts receivable balances from individuals customers comprising 10% or more of total accounts receivable for each period a balance sheet is presented.

Ms. Linda Cvrkel
February 11, 2009

A: For 2007, there were no individual customers besides the two noted in our disclosure, General Motors and Ford, that composed more than 10% of total revenues. As a result, the disclosure is in accordance with SFAS No. 131. In paragraph 39 of SFAS No. 131, there is a requirement to disclose revenues for single external customers that comprise 10% or more of an enterprise’s revenues. There is no similar requirement within SFAS No. 131 to disclose receivable balances over 10% of the total by customer.

In paragraph 22 of Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties, there is a disclosure requirement for “Concentrations in the volume of business transacted with a particular customer, supplier, lender, grantor, or contributor.” We believe that the concentrations in the volume of business with individual customers are adequately disclosed through the discussion on revenues. Under paragraph 23 of SOP 94-6, it states that concentrations of financial instruments are not addressed in this SOP and that these other concentrations may be required to be disclosed pursuant to other authoritative pronouncements such as Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Statements. We believe that accounts receivable balances are considered financial instruments under the guidance. In paragraph 13 of SFAS 107, it states, “For trade receivables and payables, no disclosure is required under this Statement when the carrying amount approximates fair value.” For each period the balance sheet is presented, the fair value of the accounts receivable approximates the carrying value. We continually monitor that payment status of all of our customers, and make significant efforts to mitigate risks through various actions such as selling and securitizing receivables and adjusting credit terms. In addition, receivable balances are assessed for collectibility, and appropriate valuation reserves are taken as required. As a result, we believe no further disclosure is necessary.
Note 9. Bank Borrowing, Other Notes, Notes, and Long-term Debt, page 60
Rights Offering, page 61
5.	Q: We note from your disclosure that during March 2007, your Board of Directors approved a Rights Offering of up to $180 million of common stock to your common stockholders at a subscription price of $3.25 per share. We also note the market value for share of your common stock was approximately $5 per share during the time of the announcement. In this regard, please tell us how you accounted for the Rights Offering within your financial statements; whether the Rights Offering resulted in any accounting consequence; and the guidance for which you relied upon in determining the appropriate account treatment. We may have further comment upon receipt of your response.

A: Per the disclosure in Footnote 9, “On March 16, 2007 the Board of Directors approved the Rights Offering of up to $180 million of common stock to our stockholders at a subscription price of $3.25 per share (Rights Offering).” This Rights Offering was made to all existing shareholders. “On April 16, 2007, the Board of Directors amended the Rights Offering, reducing the number of shares available to Deutsche Bank Securities subject to its Direct Investment option at a price of $3.25 per share from a maximum of 5,538,462 shares to a maximum of

Ms. Linda Cvrkel
February 11, 2009

4,038,462 shares (Direct Investment). In addition, Deutsche Bank agreed that shares exercised pursuant to the Direct Investment would be in addition to, and not reduce the number of shares of the Company’s Common Stock offered in the Rights offering, raising the total value of the Rights Offering and Direct Investment to $193.1 million.” The Rights Offering, Direct Investment, and increase in shares authorized were contingent on shareholder approval, which was obtained at a special meeting of the stockholders on May 4, 2007.

The net proceeds from the 59,423,077 shares issued in the Rights Offering and Direct Investment were accounted for as an increase in par value of common equity of $0.6 million and an increase in additional paid in capital of $184.8 million. Gross proceeds of $193.1 million and fees and expenses of $7.7 million were netted to equal the total net proceeds of $185.4 million. Net proceeds from issuance of common stock were reported as a financing cash inflow per the requirements of paragraph 19 of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows.

In researching the Rights Offering in response to your question, the Company found relevant guidance under Statement of Financial Accounting Standards No. 128, Earnings per Share. In paragraph 55, the guidance states, “A rights issue whose exercise price at issuance is less than the fair value of the stock contains a bonus element that is somewhat similar to a stock dividend. If a rights issue contains a bonus element and the rights issue is offered to all existing stockholders, basic and diluted EPS shall be adjusted retroactively for the bonus elements for all periods presented.” In the Consolidated Statement of Operations for the years ending January 31, 2006 and 2007, weighted average shares were inadvertently not retroactively adjusted for the April 2007 Rights Offering. As a result, weighted average shares outstanding and earnings per share were understated for the years prior to the Rights Offering.
The calculation for the adjustment factor and revised earnings per share is as follows:

A) Subscription Exercise Price	$3.25
B) Fair Value on last day of issue	$7.73	April 4th, 2007 — Last day stock traded with Rights
C) Shares outstanding on 5/29/07	39,648,456	Shares outstanding before Rights issued
D) Shares outstanding on 5/30/07	95,033,071	Rights Exercised and issued
Rights Offering Shares issued	55,384,615

E) Aggregate fair value of shares prior to exercise of rights	$306,482,565	B x C
F) Expected Gross Proceeds from Rights Offering	$179,999,999	A x (D-C)
G) Theoretical ex-rights fair value per share	$5.12	(E + F) / D
Adjustment factor	1.5098	B/G

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Net Loss	$(194.4)	$(166.9)	$(457.5)
Weighted average shares (in thousands)	80,533	38,307	37,942
EPS as stated	$(2.41)	$(4.36)	$(12.06)
Adjustment Factor	N/A	1.5098	1.5098
Adjusted Weighted average shares		57,836	57,285
Adjusted EPS		$(2.89)	$(7.99)
Change in EPS		$1.47	$4.07
Because the Company had net losses in Fiscal 2006 and 2005, there would be no difference between the basic and diluted earnings per share for those years.

Given the retrospective presentation change in prior year earnings per share and weighted average shares, the Company assessed whether or not the revised numbers would necessitate a restatement under the guidelines in Staff Account Bulletin 99, Materiality. Under Concepts Statement 2, the

Ms. Linda Cvrkel
February 11, 2009

FASB defined materiality as, “the omission or misstatement of an item in a financial report is material, if in the light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In addition, the Supreme Court has held that a fact is material if, “a substantial likelihood that the... fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

The Company believes that reasonable investors would not have been influenced by the change in prior year earnings. The Company does not provide guidance relating to earnings per share, nor do investors ask questions related to the earnings per share or weighted average shares outstanding. Moreover, because the Company incurred a net loss for all periods presented, the earnings per share data is not meaningful for analysis such as price-earnings ratio or similar metrics that investors may use to assess our performance. The net loss is more relevant and meaningful to investors because it more accurately portrays the results of operations, including relative performance year over year. Net loss is presented prominently and in close proximity to the earnings per share and weighted average share data. As such, the Company does not believe that users of the financial information would be misled in assessing year over year performance. The Company also believes that earnings per share have not influenced the market price of the stock.

In addition, the misstatement did not change a loss into income, nor did it concern a segment of the business that has been identified as playing a significant role in the Company’s operations or profitability. Neither earnings per share nor weighted average shares outstanding are used in the calculation of loan covenants or other contractual requirement, nor do they impact managements’ compensation. The misstatement did not involve the concealment of an unlawful transaction. The Company does not believe there are any other company-specific factors that would make this misstatement material.

Based on the foregoing, the Company believes that the revision of prior year earnings per share numbers is not material and as such, does not believe it necessary to amend previously issued financial statements. The Company intends to revise the weighted average shares and earnings per share amounts when it reissues the fiscal 2006 financial statements in the fiscal 2008 Form 10-K.
     As requested, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filing Form 10-K’s under the Securities Exchange Act of 1934, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel
February 11, 2009

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (734) 737-5416, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.

Very truly yours,
Mark A. Brebberman,
Vice President, Finance and CFO

cc:  Effie Simpson